THIS SUPPLEMENTAL INDENTURE NO. 1 is dated for reference as of the 8th day of November, 2018

BETWEEN:

Invictus MD Strategies Corp., a British Columbia company with a head office at White Rock, British Columbia, 15047 Marine Drive, 3rd Floor, White Rock, BC V4B 1C5

( “Invictus or the Corporation ”)

AND

Poda Technologies Ltd., a British Columbia company with a head office at White Rock, British Columbia, 15047 Marine Drive, 3rd Floor, White Rock, BC V4B 1C5

( “Poda ”)

AND

Computershare Trust Company of Canada, a trust company existing under the laws of Canada and with an office at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8

(the “Warrant Agent ”)

WHEREAS:

A.

pursuant to a Warrant Indenture (the “Original Indenture ”) dated as of May 24, 2017 between the Corporation and the Warrant Agent, Invictus issued an aggregate of 9,262,500 warrants (the “Original Warrants ”) exercisable by the Warrantholders on the terms set forth therein;

B.

Invictus entered into an arrangement agreement dated September 10, 2018 with Poda (the “Arrangement Agreement” ) which sets out the terms of the statutory plan of arrangement (the “Arrangement” ) under the Business Corporations Act (British Columbia) (the “Act”) involving the Corporation, its securityholders and Poda;

C.

the Arrangement was approved by the shareholders of Invictus at an annual general and special meeting of shareholders held on October 18, 2018, by the Supreme Court of British Columbia on October 23, 2018 and was completed effective November 8, 2018 (the “Effective Date” );

D.

on the Effective Date, the following occurred and was deemed to occur in the following order without any further act or formality (terms not otherwise defined herein being as defined in the plan of arrangement (the “Plan of Arrangement" ) attached as Exhibit 1 to the Arrangement Agreement):

(a)

the outstanding Class A common shares of Poda (the “Poda Shares”) were subdivided such that the number of Poda Shares outstanding immediately following such subdivision shall be equal to the number of issued and outstanding common shares of Invictus as at the Effective Date (the “Old Invictus Shares”)

(b)	the authorized capital of Invictus was amended by:

(i)	the elimination of the Invictus Class A Preferred Shares from the authorized share structure of Invictus;

(ii)	the alteration of the Old Invictus Shares by changing their identifying name to Class A common shares; and

(iii)

the creation of an unlimited number of common shares without par value (the “New Invictus Shares” ) having attached thereto the special rights and restrictions set out in Schedule A to the Plan of Arrangement,

(iv)	and the Notice of Articles and the Articles of Invictus were amended accordingly;

(c)	each outstanding stock option of Invictus immediately before the Effective Date (an “Old Invictus Stock Option”) were exchanged for:

(i)	a stock option to be issued by Invictus (a “New Invictus Stock Option” ) pursuant to which:

(A)

the holder of the New Invictus Stock Option will be entitled to acquire, upon exercise of the New Invictus Stock Option, that number of New Invictus Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement, if immediately prior to the Effective Time (as such term is defined in the Plan of Arrangement), such holder had been the registered holder of the number of Old Invictus Shares to which such holder was therefore entitled upon exercise of the Invictus Stock Option; and

(B)

the exercise price per New Invictus Share will be equal to the product of: (1) the exercise price of the Invictus Stock Option determined immediately before the Effective Time; and (2) the proportion that the fair market value of one New Invictus Share determined immediately after the Effective Time is of the Aggregate Value (as such term is defined in the Plan of Arrangement); and

(ii)	a stock option to be issued by Poda (a “Poda Stock Option” ) pursuant to which:

(A)

the holder of the Poda Stock Option will be entitled to acquire, upon exercise of the Poda Stock Option, that number of Poda Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Old Invictus Shares to which such holder was theretofore entitled upon exercise of the Invictus Stock Option; and

(B)

the exercise price per Poda Share will be equal to the product of: (1) the exercise price of the Invictus Stock Option determined immediately before the Effective Time; and (2) the proportion that the fair market value of one Poda Share determined immediately after the Effective Time is of the Aggregate Value.

It is intended that the provisions of subsection 7(1.4) of the Income Tax Act (Canada) apply to the exchange of an Invictus Stock Option for a New Invictus Stock Option and a Poda Stock Option. Therefore, in the event that the aggregate of:

(1)	the New Invictus Stock Option In-The-Money Amount (as such term is defined in the Plan of Arrangement) in respect of an Invictus Stock Option; and

(2)	the Poda Stock Option In-The-Money Amount (as such term is defined in the Plan of Arrangement) in respect of an Invictus Stock Option exceeds the Old Invictus Stock Option In-The-Money Amount in respect of the Invictus Stock Option, the number of (i) New Invictus Shares which may be acquired on exercise of the New Invictus Stock Option at and after the Effective Time, and (ii) Poda Shares which may be acquired on exercise of the Poda Stock Option at and after the Effective Time, will be adjusted accordingly with effect at and from the Effective Time to ensure that the aggregate of the (i) New Invictus Stock Option In-The-Money Amount in respect of an Invictus Stock Option, and (ii) the Poda Stock Option In-The-Money Amount in respect of an Invictus Stock Option does not exceed the Old Invictus Stock Option-In The Money Amount in respect of the Invictus Stock Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged.

Except as set out above and in the Plan of Arrangement, the term to expiry, conditions to and manner of exercising, vesting schedule, the status under applicable laws, and all other terms and conditions of the New Invictus Stock Options and Poda Stock Options will otherwise be unchanged from those contained in or otherwise applicable to the related Invictus Stock Option except that:

(A)	all Poda Stock Options issued under the Arrangement shall vest and become exercisable in full on the Effective Date; and

(B)

the holders of Poda Stock Options will not be entitled, on exercise, to receive Poda Shares if such Poda Stock Options are exercised (1) more than one year following the Effective Date of the Arrangement in the event the holder is not eligible to participate in Podas stock option plan following the Effective Date; or (2) more than 90 days (or 30 days if the holder was engaged in Investor Relations Activities, as such term is defined in the stock option plan of Poda) following the date on which such holder, following the completion of the Arrangement, ceases to be eligible to participate in Poda's stock option plan; and (3) all Poda Stock Options issued hereunder shall otherwise be governed by and subject to the terms of the Poda's stock option plan);

(d)	each issued Old Invictus Share held by a Shareholder (other than a Dissenting Shareholder) will be transferred to Invictus in exchange for:

(i)	one New Invictus Share; and

(ii)	one Poda Share;

(e)

each issued Old Invictus Share held by a Dissenting Shareholder will be acquired by Invictus in consideration for Invictus agreeing to pay the amount to be paid as determined in accordance with Article 4 of the Plan of Arrangement in respect of the dissenting shares;

(f)

the authorized capital of Invictus will be amended by eliminating the Old Old Invictus Shares from the authorized share structure of Invictus and the Notice of Articles and Articles of Invictus will be amended accordingly;

(g)

in accordance with the terms of the Invictus Warrant Certificates, (A) each holder of an Invictus Warrant outstanding immediately prior to the Effective Time shall receive (and such holder shall accept) upon the exercise of such holder's Invictus Warrant, in lieu of each Old Invictus Share to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable therefor, the number of New Invictus Shares and Poda Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Old Invictus Shares to which such holder was theretofore entitled upon exercise of the Invictus Warrants; and (B) such Invictus Warrant shall continue to be governed by and be subject to the terms of the Invictus Warrant Certificates;

E.

in consideration for the Corporation having agreed to undertake and having undertaken various transactions to effect the spin-out of Poda as a separate company having the same shareholders as Invictus on the Effective Date, (i) Poda has agreed to issue and deliver Poda Shares upon exercise of the Original Warrants; and (ii) the Corporation is obligated to collect and pay to Poda an amount for each Poda Share so issued that is equal to the applicable portion of the exercise price under the Original Warrants, pursuant to the terms of a commitment agreement dated the same date hereof (the“Commitment Agreement” );

F.

as the Warrant Agent administers the Original Warrants on behalf of the Corporation and for greater certainty and efficiency in the delivery of shares to holders of Original Warrants, the Corporation and the Warrant Agent wish to amend the Original Indenture on the terms specified herein as provided for in Section 8.1 of the Original Indenture; and

G.

pursuant to the Commitment Agreement and for greater certainty and efficiency in the administration of the Original Warrants, Poda wishes to authorize the Warrant Agent to deliver Poda Shares, as applicable, on the exercise of the Original Warrants as described herein.

NOW THEREFORE in consideration of the premises and the covenants of the parties, it is agreed and declared as follows:

ARTICLE ONE-Interpretation

1.01

In this Supplemental Indenture No. 1, unless there is something in the subject matter or context inconsistent therewith, those terms having a meaning defined by the Original Indenture shall have the same meaning when used in this Supplemental Indenture No. 1.

ARTICLE TWO-Amendments

2.01

The subscription rights in effect under the Original Warrants for Common Shares issuable upon the exercise of the Original Warrants are adjusted from and after the date hereof such that the Original Warrants outstanding immediately prior to the date hereof will represent the right from the date hereof, in lieu of receiving pre-Effective Date Old Invictus Shares, to receive, upon exercise of the Original Warrant, including payment of the same aggregate exercise price in effect immediately prior to the Effective Date, (i) that number of New Invictus Shares as is equal to the same number of Old Invictus Shares that were issuable upon exercise of the Original Warrant immediately prior to the Effective Date and (ii) that number of Poda Shares as is equal to the number of Old Invictus Shares that were issuable upon exercise of the Original Warrant immediately prior to the Effective Date.

2.02

No fractional New Invictus Shares or Poda Shares shall be issued or otherwise provided for hereunder. Any fractions resulting will be rounded to the nearest whole number, with fractions of one-half or greater being rounded to the next higher whole number and fractions of less than one- half being rounded to the next lower whole number.

2.03	The definition of Exercise Price under the Original Indenture is amended to the following from and after the date hereof:

“Exercise Price” at any time means the price at which one (1) common share of Invictus MD Strategies Corp. and one common share of Poda Technologies Ltd. may be purchased by the exercise of a whole Warrant, which is initially $1.75 per one common share of Invictus MD Strategies Corp. and one common share of Poda Technologies Ltd., payable in Canadian funds, subject to adjustment in accordance with the provisions of Section 4.1

2.04

The form of Warrant Certificate and the form of Exercise Form under the Original Indenture is replaced with the forms attached as Schedule A and Schedule B hereto, respectively. All changes made thereon are deemed to be incorporated in all Warrants currently issued and outstanding.

2.05

Save and except as otherwise agreed to by Invictus and the holders of Original Warrants, the term to expiry, conditions to and manner of exercising, vesting schedule, the status under applicable laws, and all other terms and conditions of the Original Warrants will otherwise be unchanged from those contained in or otherwise applicable to the Original Warrant. Invictus and Poda have reserved a sufficient number of New Invictus Shares and Poda Shares, respectively, for issue upon exercise of the Original Warrants.

2.06

Poda authorizes the Warrant Agent to deliver such Poda Shares on exercise of the Original Warrants as described herein or as adjusted by the adjustment provisions of the Original Indenture, in accordance with the terms of the Original Indenture.

2.07	The Warrant Agent shall not:

(a)

be responsible for any failure of Poda to issue, transfer or deliver Poda Shares or certificates for the same upon the surrender of any Original Warrants for the purpose of exercise of such rights or to comply with any of the covenants contained in this Supplemental Indenture No. 1; and

(b)

incur any liability or be in any way responsible for the consequences of any breach on the part of the Corporation or Poda of any of the representations, warranties or covenants herein contained or of any acts of the directors, officers, employees, agents or servants of the Corporation or Poda.

For greater certainty and clarity, the Warrant Agent is not responsible or liable for the issuance, delivery, or timing of delivery of Poda Shares.

2.08

Subject to section 2.07 of this Supplemental Indenture No.1, all provisions otherwise applicable in respect of Invictus and the Common Shares under the Original Indenture shall from the date hereof be applicable in respect of Poda and the Poda Shares, mutatis mutandis, including without limitation all indemnities in favour of the Warrant Agent contained in the Original Indenture. For clarity, the Exercise Price payable by a Warrantholder will continue to be paid by the Warrant Agent to Invictus unless otherwise directed in writing by Invictus pursuant to the terms of the Commitment Agreement. The Warrant Agent shall be protected in acting upon any such written direction furnished to it without the need for independent investigation.

2.09

The Warrant Agent is not a party to, nor is bound by, any provisions which may be evidenced by, or arise out of, any agreement other than as therein set forth under the express provisions of the Original Indenture as supplemented by this Supplemental Indenture No. 1.

ARTICLE THREE - General

3.01	Effect of Amendments

The parties confirm that the Original Indenture, as amended by this Supplemental Indenture No. 1, remains in full force and effect. From the date hereof, the Original Indenture and this Supplemental Indenture No. 1 shall be read together to the extent reasonably possible as though all of the terms of both documents were contained in one instrument.

3.02	Further Documents

Each party to this Supplemental Indenture No. 1 shall from time to time promptly execute and deliver all further documents and take all further action reasonably necessary or desirable to give effect to the terms and intent of this Supplemental Indenture No. 1.

3.03	Counterparts and Formal Date

This Supplemental Indenture No. 1 may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and the counterparts together shall constitute one and the same instrument notwithstanding the date of their execution shall be deemed to be the date first above written.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties have hereto executed these presents under the hands of their proper officers in that behalf.

INVICTUS MD STRATEGIES CORP.

"Dylan Easterbrook"
Name:	Dylan Easterbrook
Title:	Chief Financial Officer

PODA TECHNOLOGIES LTD.

"Ryan Sebly"
Name:	Ryan Selby
Title:	President and CEO

COMPUTERSHARE TRUST COMPANY OF CANADA

"Alice Kollen"
Name:	Alice Kollen
Title:	Corporate Trust Officer

"Brian Howarth"
Name:	Brian Howarth
Title:	Corporate Trust Officer

SCHEDULE “A”

FORM OF WARRANT

THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE AT OR BEFORE 4:00 P.M. (TORONTO TIME) ON NOVEMBER 24, 2018, AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.

For all Warrants include the following legends until such time as it is no longer required in accordance with applicable Canadian securities laws:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE SEPTEMBER 25, 2017.

WITHOUT PRIOR WRITTEN APPROVAL OF TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL SEPTEMBER 25, 2017.

For all Warrants sold outside the United States and registered in the name of the Depository, the also include the following legend:

(INSERT IF BEING ISSUED TO CDS) UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO INVICTUS MD STRATEGIES CORP. (THE "ISSUER") OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

For Warrants sold in the United States, also include the following legends:

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE 1933 ACT), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE ISSUER THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE ISSUER, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY (1) RULE 144A OF THE 1933 ACT, IF AVAILABLE, TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER, AS DEFINED IN RULE 144A UNDER THE 1933 ACT (QUALIFIED INSTITUTIONAL BUYER), THAT IS PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE OFFER, SALE OR TRANSFER IS BEING MADE IN RELIANCE OF RULE 144A UNDER THE 1933 ACT, OR (2) RULE 144 UNDER THE 1933 ACT, IF AVAILABLE, AND, IN EACH CASE, IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR ANY APPLICABLE STATE SECURITIES LAWS AND, IN THE CASE OF (C)(2) AND (D) ABOVE, AFTER THE SELLER FURNISHES TO THE ISSUER AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE ISSUER TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.".

THESE SECURITIES AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE 1933 ACT), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THESE SECURITIES MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A U.S. PERSON OR A PERSON IN THE UNITED STATES UNLESS THESE SECURITIES AND THE UNDERLYING SECURITIES HAVE BEEN REGISTERED UNDER THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. UNITED STATES AND U.S. PERSON ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.

WARRANT

To acquire Common Shares of

INVICTUS MD STRATEGIES CORP.

(incorporated pursuant to the laws of the Province of British Columbia)

Warrant Certificate No. •

Certificate for  ___________________________________________ Warrants, each entitling the holder to acquire one (1) Common Share (as defined below) of Invictus MD Strategies Corp. (the "Corporation") and one Poda Share (as defined below) of Poda Technologies Ltd. ("Poda")

CUSIP 46183X125

ISIN CA46183X1252

THIS IS TO CERTIFY THAT, for value received,

(the “Warrantholder”) is the registered holder of the number of common share purchase warrants (the “Warrants”) of the Corporation specified above, and is entitled, on exercise of these Warrants upon and subject to the terms and conditions set forth herein and in the Warrant Indenture, to purchase at any time before 4:00 p.m. (Toronto time) (the “Expiry Time”) on November 24, 2018 (the “Expiry Date”), for each Warrant represented hereby, (i) one fully paid and non-assessable common share without par value in the capital of the Corporation as constituted on the date hereof (a “Common Share”); and (ii) one fully paid and non-assessable Class A common share of Poda (a “Poda Share”), subject to adjustment in accordance with the terms of the Warrant Indenture (as defined below).

This Warrant Certificate evidences Warrants of the Corporation issued or issuable under the provisions of a warrant indenture dated as of May 24, 2017 between the Corporation and Computershare Trust Company of Canada, as Warrant Agent (which indenture, as supplemented by the supplemental indenture no. 1 dated as of November 8, 2018 among the Corporation, is herein referred to as the “Warrant Indenture") to which Warrant Indenture reference is hereby made for particulars of the rights of the holders of Warrants, the Corporation and the Warrant Agent in respect thereof and the terms and conditions on which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder, by acceptance hereof, assents. The Corporation will furnish to the holder, on request and without charge, a copy of the Warrant Indenture.

Subject to adjustment thereof in the events and in the manner set forth in the Warrant Indenture hereinafter referred to, the exercise price payable for each one Common Share and one Poda Share (collectively, a “Spinout Unit”) upon the exercise of Warrants shall be $1.75 per Spinout Unit (the "Exercise Price").

The right to purchase Spinout Units may only be exercised by the Warrantholder within the time set forth above by:

(a)	duly completing and executing the exercise form (the “Exercise Form” ) attached hereto; and

(b)

surrendering this warrant certificate (the “Warrant Certificate”), with the Exercise Form to the Warrant Agent at the principal office of the Warrant Agent, in the city of Vancouver, together with a certified cheque, bank draft or money order in the lawful money of Canada payable to or to the order of the Corporation in an amount equal to the Exercise Price multiplied by the number of Spinout Units so subscribed for.

The surrender of this Warrant Certificate, the duly completed Exercise Form and payment as provided above will be deemed to have been effected only on personal delivery thereof to, or if sent by mail or other means of transmission on actual receipt thereof by, the Warrant Agent at its principal office as set out above.

Certificates for the Common Shares and Poda Shares subscribed for will be mailed to the persons specified in the Exercise Form at their respective addresses specified therein or, if so specified in the Exercise Form, delivered to such persons at the office where this Warrant Certificate is surrendered. If fewer Spinout Units are purchased than the number that can be purchased pursuant to this Warrant Certificate, the holder hereof will be entitled to receive without charge a new Warrant Certificate in respect of the balance of the Spinout Units not so purchased. No fractional Common Shares or Poda Shares will be issued upon exercise of any Warrant.

On presentation at the principal office of the Warrant Agent as set out above, subject to the provisions of the Warrant Indenture and on compliance with the reasonable requirements of the Warrant Agent, one or more Warrant Certificates may be exchanged for one or more Warrant Certificates entitling the holder thereof to purchase in the aggregate an equal number of Spinout Units as are purchasable under the Warrant Certificate(s) so exchanged.

Neither the Warrants nor the Common Shares nor the Poda Shares issuable upon exercise hereof have not been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or U.S. state securities laws. These Warrants may not be exercised in the United States or by or on behalf of, or for the account or benefit of, a U.S. Person or a person in the United States unless this security and the Common Shares and Poda Shares issuable upon exercise of this security have been registered under the U.S. Securities Act and the applicable state securities legislation or an exemption from such registration requirements is available. Certificates representing Common Shares and Poda Shares issued in the United States or to, or for the account or benefit of, U.S. persons will bear a legend restricting the transfer and exercise of such securities under applicable United States federal and state securities laws. United States and U.S. person are as defined in Regulation S under the U.S. SecuritiesAct.

The Warrant Indenture contains provisions for the adjustment of the Exercise Price payable for each Spinout Unit upon the exercise of Warrants and the number of Spinout Units issuable upon the exercise of Warrants in the events and in the manner set forth therein.

The Warrant Indenture also contains provisions making binding on all holders of Warrants outstanding thereunder resolutions passed at meetings of holders of Warrants held in accordance with the provisions of the Warrant Indenture and instruments in writing signed by Warrantholders of Warrants entitled to purchase a specific majority of the Spinout Units that can be purchased pursuant to such Warrants.

Nothing contained in this Warrant Certificate, the Warrant Indenture or elsewhere shall be construed as conferring upon the holder hereof any right or interest whatsoever as a holder of Common Shares, Poda Shares or any other right or interest except as herein and in the Warrant Indenture expressly provided. In the event of any discrepancy between anything contained in this Warrant Certificate and the terms and conditions of the Warrant Indenture, the terms and conditions of the Warrant Indenture shall govern.

Warrants may only be transferred in compliance with the conditions of the Warrant Indenture on the register to be kept by the Warrant Agent in Vancouver, British Columbia, or such other registrar as the Corporation, with the approval of the Warrant Agent, may appoint at such other place or places, if any, as may be designated, upon surrender of this Warrant Certificate to the Warrant Agent or other registrar accompanied by a written instrument of transfer in form and execution satisfactory to the Warrant Agent or other registrar and upon compliance with the conditions prescribed in the Warrant Indenture and with such reasonable requirements as the Warrant Agent or other registrar may prescribe and upon the transfer being duly noted thereon by the Warrant Agent or other registrar. Time is of the essence hereof.

This Warrant Certificate will not be valid for any purpose until it has been countersigned by or on behalf of the Warrant Agent from time to time under the Warrant Indenture.

The parties hereto have declared that they have required that these presents and all other documents related hereto be in the English language. Les parties aux prsentes dclarent quelles ont exig que la prsente convention, de mme que tous les documents sy rapportant, soient rdigs en anglais.

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be duly executed as of ______________________, 20_____.

INVICTUS MD STRATEGIES CORP.

Countersigned and Registered by:	By:
Authorized Signatory
COMPUTERSHARE TRUST COMPANY OF CANADA
By:
By:		Authorized Signatory
Authorized Signatory

FORM OF TRANSFER

To: Computershare Trust Company of Canada

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers to _____________________________________________________________________________________________________(print name and address) the Warrants represented by this Warrants Certificate and hereby irrevocable constitutes and appoints ____________________as its attorney with full power of substitution to transfer the said securities on the appropriate register of the Warrant Agent.

In the case of a warrant certificate that contains a U.S. restrictive legend, the undersigned hereby represents, warrants and certifies that (one (only) of the following must be checked):

[ ]	(A) the transfer is being made only to the Corporation;

[ ]

(B)     the transfer is being made outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, and in compliance with any applicable local securities laws and regulations and the holder has provided herewith the Declaration for Removal of Legend attached as Schedule C to the Warrant Indenture, or

[ ]

(C)     the transfer is being made within the United States or to, or for the account or benefit of, U.S. Persons, in accordance with a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws and the undersigned has furnished to the Corporation and the Warrant Agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation and the Warrant Agent to such effect.

In the case of a warrant certificate that does not contain a U.S. restrictive legend, if the proposed transfer is to, or for the account or benefit of a U.S. Person or to a person in the United States, the undersigned hereby represents, warrants and certifies that the transfer of the Warrants is being completed pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws, in which case the undersigned has furnished to the Corporation and the Warrant Agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation and the Warrant Agent to such effect.

[ ]	If transfer is to a U.S. Person, check this box.

DATED this ____ day of_________________, 20____.

SPACE FOR GUARANTEES OF SIGNATURES	)
(BELOW)
)

	)	Signature of Transferor

)

)

Guarantors Signature/Stamp	)	Name of Transferor

)

REASON FOR TRANSFER For US Residents only (where the individual(s) or corporation receiving the securities is a US resident). Please select only one (see instructions below).

CERTAIN REQUIREMENTS RELATING TO TRANSFERS READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. All securityholders or a legally authorized representative must sign this form. The signature(s) on this form must be guaranteed in accordance with the transfer agents then current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

•

Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words Medallion Guaranteed, with the correct prefix covering the face value of the certificate.

•

Canada: A Signature Guarantee obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust. The Guarantor must affix a stamp bearing the actual words Signature Guaranteed, sign and print their full name and alpha numeric signing number. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a Signature & Authority to Sign Guarantee Stamp affixed to the transfer (as opposed to a Signature Guaranteed Stamp) obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a Medallion Signature Guarantee with the correct prefix covering the face value of the certificate.

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Outside North America: For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

OR

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. The signature(s) on this form must be guaranteed by an authorized officer of Royal Bank of Canada, Scotia Bank or TD Canada Trust whose sample signature(s) are on file with the transfer agent, or by a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED"," MEDALLION GUARANTEED" OR "SIGNATURE & AUTHORITY TO SIGN GUARANTEE", all in accordance with the transfer agents then current guidelines and requirements at the time of transfer. For corporate holders, corporate signing resolutions, including certificate of incumbency, will also be required to accompany the transfer unless there is a "SIGNATURE & AUTHORITY TO SIGN GUARANTEE" Stamp affixed to the Form of Transfer obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a "MEDALLION GUARANTEED" Stamp affixed to the Form of Transfer, with the correct prefix covering the face value of the certificate.

REASON FOR TRANSFER FOR US RESIDENTS ONLY

Consistent with US IRS regulations, Computershare is required to request cost basis information from US securityholders. Please indicate the reason for requesting the transfer as well as the date of event relating to the reason. The event date is not the day in which the transfer is finalized, but rather the date of the event which led to the transfer request (i.e. date of gift, date of death of the securityholder, or the date the private sale took place).

SCHEDULE “B”

EXERCISE FORM

TO:	Invictus MD Strategies Corp.

AND TO:	Computershare Trust Company of Canada 3rd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9

AND TO:	Poda Technologies Ltd.

The undersigned holder of the Warrants evidenced by this Warrant Certificate hereby exercises the right to acquire ____________(A) Common Shares of Invictus and an equal number of Poda Shares.

Exercise Price Payable:
((A) multiplied by $1.75, subject to adjustment)

The undersigned hereby exercises the right of such holder to be issued, and hereby subscribes for, Common Shares and Poda Shares that are issuable pursuant to the exercise of such Warrants on the terms specified in such Warrant Certificate and in the Warrant Indenture.

The undersigned hereby acknowledges that the undersigned is aware that the Common Shares and Poda Shares received on exercise may be subject to restrictions on resale under applicable securities legislation.

Any capitalized term in this Warrant Certificate that is not otherwise defined herein, shall have the meaning ascribed thereto in the Warrant Indenture.

The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

[ ]

(A)      the undersigned holder at the time of exercise of the Warrants (i) is not in the United States, (ii) is not a U.S. Person , (iii) is not exercising the Warrants for the account or benefit of a U.S. Person or a person in the United States, (iv) did not execute or deliver this exercise form in the United States and (v) delivery of the underlying Common Shares and Poda Shares will not be to an address in the United States; OR

[ ]

(B)       the undersigned holder (a) is the original U.S. purchaser who purchased the Warrants pursuant to the Corporations Unit offering completed on May 24, 2017 who delivered the Certificate of U.S. Purchaser attached to the subscription agreement in connection with its purchase of Units thereunder, (b) is exercising the Warrants for its own account or for the account of a disclosed principal that was named in the subscription agreement pursuant to which it purchased such Units, and (c) is, and such disclosed principal, if any, is an institutional "accredited investor" as defined in Rule 501(a)(1),(2),(3)or (7) of Regulation D under the U.S. Securities Act of 1933, as amended (the U.S. Securities Act) at the time of exercise of these Warrants and the representations and warranties of the holder made in the original subscription agreement including the Certificate of U.S. Purchaser remain true and correct as of the date of exercise of these Warrants; OR

[ ]

(C)      if the undersigned holder is (i) a holder in the United States, (ii) a U.S. Person, (iii) a person exercising for the account or benefit of a U.S. Person, (iv) executing or delivering this exercise form in the United States or (v) requesting delivery of the underlying Common Shares and Poda Shares in the United States, the undersigned holder has delivered to the Corporation and the Corporations transfer agent (a) a completed and executed U.S. Purchaser Letter in substantially the form attached to the Warrant Indenture as Schedule D or (b) an opinion of counsel (which will not be sufficient unless it is in form and substance reasonably satisfactory to the Corporation and Warrant Agent) or such other evidence reasonably satisfactory to the Corporation and Warrant Agent to the effect that with respect to the Common Shares and Poda Shares to be delivered upon exercise of the Warrants, the issuance of such securities has been registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration requirements is available.

It is understood that the Corporation and Computershare Trust Company of Canada may require evidence to verify the foregoing representations.

Notes:	(1) Certificates will not be registered or delivered to an address in the United States unless Box B or C above is checked.

(2)     The undersigned holder understands that unless Box A above is checked, the certificate representing the Common Shares and Poda Shares will be issued in definitive physical certificated form and bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available (as described in the Warrant Indenture).

(3)     If Box C above is checked, holders are encouraged to consult with the Corporation and the Warrant Agent in advance to determine that the legal opinion tendered in connection with the exercise will be satisfactory in form and substance to the Corporation and the Warrant Agent.

United States and U.S. Person are as defined in Rule 902 of Regulation S under the U.S. Securities Act.

The undersigned hereby irrevocably directs that the said Common Shares be issued, registered and delivered as follows:

Name(s) in Full and Social Insurance Number(s) (if applicable)	Address(es)	Number of Common Shares and Poda Shares

Please print full name in which certificates representing the Common Shares and Poda Shares are to be issued. If any Common Shares or Poda Shares are to be issued to a person or persons other than the registered holder, the registered holder must pay to the Warrant Agent all eligible transfer taxes or other government charges, if any, and the Form of Transfer must be duly executed.

Once completed and executed, this Exercise Form must be mailed or delivered to Computershare Trust Company of Canada, c/o General Manager, Corporate Trust.

DATED this ____day of _______________, 20_____.

)
)
)
Witness	)	(Signature of Warrantholder, to be the same as
	)	appears on the face of this Warrant Certificate)
)
)
Name of Registered Warrantholder

[   ]     Please check if the certificates representing the Common Shares are to be delivered at the office where this Warrant Certificate is surrendered, failing which such certificates will be mailed to the address set out above. Certificates will be delivered or mailed as soon as practicable after the surrender of this Warrant Certificate to the Warrant Agent.